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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                        Network Event Theater, Inc.
                    ----------------------------------
                              (Name of Issuer)

                  Common Stock, par value $.01 per share
                  --------------------------------------
                       (Title of Class of Securities)

                               640924-10-6
                  --------------------------------------
                              (CUSIP Number)


   Check the following box if a fee is being paid with this statement/ /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information  which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of  5  Pages

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CUSIP No. 640924-10-6                 13G                 Page  2  of  5  Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     A. Alfred Taubman

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                               764,111
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                                  -0-
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                               764,111
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                                  -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                        764,111
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

                                                                           7.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

                                                                            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  5  Pages


ITEM 1(A).  NAME OF ISSUER

            Network Event Theater, Inc. (the "Issuer").


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            149 Fifth Avenue
            New York, New York 10010


ITEM 2(A).  NAME OF PERSON(S) FILING

            A. Alfred Taubman

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            200 East Long Lake Road
            Suite 300, Post Office Box 200
            Bloomfield Hills, Michigan 48303-0200

ITEM 2(C).  CITIZENSHIP

            Mr. Taubman is a citizen of the United States of America.


ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock, par value $.01 per share ("Common Stock")


ITEM 2(E).  CUSIP NUMBER

            640924-10-6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

         Inapplicable

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                                                          Page  4  of  5  Pages
                                                               ---    ---
ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

        Not individually but as trustee of his grantor trust, The A. Alfred Taubman Restated Revocable Trust (the "Trust"), Mr. Taubman is the beneficial owner of 764,111 shares of the Common Stock after selling a total of 24,778 shares of the Common Stock in open market transactions on October 1, 1997 and October 3, 1997.

    (b) Percent of Class:

        Not individually but as trustee of the Trust, Mr. Taubman is the beneficial owner of 7.4% of the 10,285,720 outstanding shares of the Common Stock.

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:  764,111

         (ii) shared power to vote or to direct the vote:   0

        (iii) sole power to dispose or to direct the disposition of: 764,111

         (iv) shared power to dispose or to direct the disposition of:  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable
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                                                          Page  5  of  5  Pages
                                                               ---    ---

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 10, 1998
                                       ----------------------------------------
                                       (Date)

                                        /s/ A. Alfred Taubman
                                       ----------------------------------------
                                       (Signature)

                                        A. Alfred Taubman
                                       ----------------------------------------
                                       (Name/Title)